FOR IMMEDIATE RELEASE                   Contact-        Guy T. Marcus
July 25,  1995                                          Vice President-Inv. Rel.
                                                        (214) 978-2691

                   HALLIBURTON REPORTS SUBSTANTIALLY IMPROVED
                          1995 SECOND QUARTER EARNINGS

     DALLAS, Texas -- Halliburton Company (NYSE-HAL) today reported that 1995 second quarter net income was $56.2 million, or 49 cents per share. Second quarter earnings reflect improved profitability at the company's two core business segments -- Halliburton Energy Services and Engineering and Construction. The 1995 earnings compare to a loss of $19.2 million, or 17 cents per share, in the 1994 second quarter, which included $38.1 million, or 33 cents per share, of after tax non-recurring costs relating to personnel reductions and two significant engineering and construction job losses.

     The Halliburton Energy Services business segment's revenues were $629.6 million in the 1995 second quarter, an increase of 4 percent compared to the year ago quarter. Revenues for the 1995 second quarter increased 7 percent, excluding businesses included in 1994 results but subsequently sold. Slightly lower 1995 revenues in the United States were offset by a 14 percent increase in international revenues, reflecting growth in the Latin America, Europe/Africa and Asia Pacific markets.

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     Halliburton Energy Services' operating income increased to $71.2 million in the 1995 second quarter. A loss of $19.8 million was reported in last year's second quarter, after $42.6 million of charges for personnel reductions. The 1995 second quarter operating margin was 11.3 percent, the highest second quarter margin in over a decade.

     The Engineering and Construction business segment, operated by the company's Brown & Root subsidiary, had revenues of $768.0 million in the 1995 second quarter compared to $764.1 million a year ago. Both operating income and operating margins rose sharply to $33.5 million and 4.4 percent, respectively. The increased earnings were primarily the result of improved performance by the Brown & Root Energy Services business unit.

     The Insurance Services business segment reported 1995 second quarter operating income of $2.3 million, compared to a small operating loss a year ago. The 1995 second quarter results benefitted from reduced underwriting losses from discontinued lines of business.

     Thomas H. Cruikshank, chairman of the board and chief executive officer of Halliburton Company, said, "The strong financial results reported in the 1995 second quarter reflect a continuation of a trend which commenced a year ago. Over the past 12 months, Halliburton has produced earnings of $1.84 per share, excluding a $.56 per share gain on the sale of a business unit, and year to year

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operating  improvements have been noted with each passing quarter. These results reflect successful organizational changes and new strategic initiatives designed to increase the company's opportunities in a dynamic market environment. I am optimistic that Halliburton is on track to continue to build upon these improvements in the future."

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services, and property and casualty insurance services.

                            # # #

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                              HALLIBURTON COMPANY

                            Quarter Ended       Six Months Ended
                               June 30,             June 30,
                         --------- ---------  --------- ---------
                            1995      1994       1995      1994
                         --------- ---------  --------- ---------
                        Millions of dollars except per share data
Revenues
 Energy services         $  629.6  $  605.6   $1,198.6  $1,204.6
 Engineering and
  construction services     768.0     764.1    1,472.9   1,480.3
 Insurance services          46.9      55.7       95.1     116.8
                         --------- ---------  --------- ---------
    Total revenues       $1,444.5  $1,425.4   $2,766.6  $2,801.7
                         ========= =========  ========= =========
Operating income (loss)
 Energy services         $   71.2  $  (19.8)  $  123.6  $   13.7
 Engineering and
  construction services      33.5      11.4       49.3      25.9
 Insurance services           2.3      (0.1)       2.7      (2.2)
 General corporate
  expenses                   (7.3)     (6.4)     (13.6)    (12.1)
                         --------- ---------  --------- ---------
  Total operating
   income (loss)             99.7     (14.9)     162.0      25.3

Interest expense            (12.3)    (11.0)     (25.1)    (21.0)
Interest income               5.7       3.0       14.3       5.8
Foreign currency
  gains (losses)             (1.4)     (9.9)       3.6     (13.2)
Other nonoperating, net       0.1       0.7        0.2       1.2
                         --------- ---------  --------- ---------
Income (loss) before income taxes
 and minority interest       91.8     (32.1)     155.0      (1.9)

Benefit (provision)
  for income taxes          (34.9)     12.9      (58.9)      0.8
Minority interest            (0.7)        -       (0.8)     (0.3)
                         --------- ---------  --------- ---------
Net income (loss)        $   56.2  $  (19.2)  $   95.3  $   (1.4)
                         ========= =========  ========= =========

Income (loss) per share  $   0.49  $  (0.17)  $   0.83  $  (0.01)

Average common and common share
 equivalents outstanding    114.4     114.1      114.4     114.2


* Per share amounts are based upon average number of common and common share equivalents outstanding.

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